Oxygen Biotherapeutics, Inc.

3189 Airway Ave., Bldg. C
Costa Mesa, CA 92626
(714) 427-6363

January 27, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Sasha S. Parikh, Staff Accountant
Mail Stop 6010

Re:	Oxygen Biotherapeutics, Inc.
Form 8-K Filed January 14, 2009
SEC File No. 2-310909

Dear Ms. Parikh:

Oxygen Biotherapeutics, Inc. (the “Company”) has received your letter dated January 22, 2009 (“Letter”) regarding review of its Current Report on Form 8-K filed January 14, 2009 (the “Report”). The Company appreciates your comments and guidance.

Pursuant to your request the Company is providing this response to the Letter. To assist the staff of the Commission in reviewing this response, the numbered paragraphs in this response correspond to the number paragraphs of the Letter.

1.        Please revise bullet points (b) and (c) of your filing to specify the “subsequent interim period through the date the engagement terminated” as the “interim period through January 8, 2009.”Your current disclosure does not specify a period.

Response: At the same time this response letter is filed, we are filing an amendment to the Report, which makes the changes requested. However, we do not agree with your statement that the current disclosure does not specify a period. The first paragraph of the Report clearly states that the engagement ended on January 8, 2009, so we believe bullet points (b) and (c) read in context clearly specify the period.

2.         In order for the former accountant to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Attn: Sasha S. Parikh, Staff Accountant
Re: Oxygen Biotherapeutics, Inc.
January 27, 2009

Response: The original filling of the Report on January 14, 2009, included as Exhibit 16 the former accountants’ confirming letter referenced in the comment. The amendment to the Report filed at the same time as this response letter includes an updated confirming letter. However, we do not concede that the updated confirming report is, in fact, required, based on our view stated in response to the first comment that the amended report does not make any significant or material change in the information presented in the original filing.

As requested in the Letter, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or wish to discuss any of these matters, please contact our counsel, Mark E. Lehman at (801) 532-1234.

Sincerely,

/s/ Chris J. Stern

Chris J. Stern
Chief Executive Officer